Chapman and Cutler LLP	111 West Monroe Street
Chicago, Illinois 60603

September 24, 2018

First Trust Portfolios L.P.

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

Re: FT 7611

Gentlemen:

We have served as counsel for First Trust Portfolios L.P., as Sponsor and Depositor of FT 7611 in connection with the preparation, execution and delivery of a Trust Agreement dated September 24, 2018 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor, pursuant to which the Depositor has delivered to and deposited the Securities listed in Schedule A to the Trust Agreement with the Trustee and pursuant to which the Trustee has issued to or on the order of the Depositor units of fractional undivided interest in and ownership of the Fund created under said Trust Agreement.

In connection therewith, we have examined such pertinent records and documents and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.

Based upon the foregoing, we are of the opinion that:

1.       the execution and delivery of the Trust Agreement and the issuance of Units in the Fund have been duly authorized; and

2.       the Units in the Fund when duly issued and delivered by the Trustee in accordance with the aforementioned Trust Agreement, will constitute valid and binding obligations of the Fund and the Depositor and such Units, when issued and delivered in accordance with the Trust Agreement against payment of the consideration set forth in the Trust prospectus, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-227031) relating to the Units referred to above, to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

Respectfully submitted,

CHAPMAN AND CUTLER LLP

EFF/arr